Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Resignation of Director

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that, due to the adjustment of positions, Mr. Qin Weizhong has tendered his resignation to the Company and ceased to hold the position of director of the Company with immediate effect. Mr. Qin Weizhong also ceased to serve as a member of the Health, Safety and Environmental Protection Committee of the Board.

Mr. Qin Weizhong has confirmed that he has no disagreement with the Company and the Board and there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Mr. Qin Weizhong has been diligent, dedicated and meticulous at work since appointment. The Board would like to express its sincere gratitude to Mr. Qin Weizhong for his significant contributions to the Company’s business development, management improvement and shareholder returns during his tenure.

By order of the Board PetroChina Company Limited Secretary to the Board Wu Enlai

Beijing, the PRC

15 April 2019

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Liu Yuezhen, Mr. Liu Hongbin and Mr. Duan Liangwei as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.